SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2008                                               Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                              Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                              No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: February 15, 2008	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1	Report to Shareholders

3	Management’s Discussion and Analysis

3	1. Highlights

4	2. Introduction

4	3. About CAE

4	3.1 Who we are

5	3.2 Our vision

5	3.3 Our operations

8	4. Foreign exchange

9	5. Consolidated results

9	5.1 Results of our operations – Third quarter of fiscal 2008

11	5.2 Earnings excluding non-recurring items

12	5.3 Consolidated orders and backlog

12	6. Results by segment

13	6.1 Civil segments

16	6.2 Military segments

18	7. Consolidated cash movements and liquidity

18	7.1 Consolidated cash movements

19	8. Consolidated financial position

19	8.1 Consolidated capital employed

20	9. Business acquisitions

20	10. Changes in accounting standards

20	11. Controls and procedures

20	11.1 Evaluation of disclosure controls and procedures

21	Consolidated Financial Statements

21	Consolidated Balance Sheets

22	Consolidated Statements of Earnings

22	Consolidated Statements of Retained Earnings

23	Consolidated Statements of Comprehensive Income

24	Consolidated Statements of Cash Flows

25	Notes to Consolidated Financial Statements

25	Note 1 – Nature of operations and significant accounting policies

26	Note 2 – Change in accounting policies

29	Note 3 – Business acquisitions

30	Note 4 – Investments in joint ventures

31	Note 5 – Debt facilities

31	Note 6 – Discontinued operations

31	Note 7 – Capital stock

32	Note 8 – Accumulated other comprehensive loss

32	Note 9 – Supplementary information

33	Note 10 – Government cost sharing

33	Note 11 – Employee future benefits

34	Note 12 – Operating segments and geographic information

Report to Shareholders

CAE reported financial results for the third quarter ended December 31, 2007. Net earnings were $39.5 million ($0.16 per share) this quarter, compared to $29.7 million ($0.12 per share) in the third quarter of last year. All fi nancial information is in Canadian dollars.

Summary of consolidated results

Consolidated revenue was $344.8 million, $13.6 million higher than in the third quarter of 2007.

Consolidated earnings from continuing operations were $40.1 million compared to $29.7 million in the third quarter of 2007. Excluding non-recurring items, earnings last year were $32.0 million.

Third-quarter consolidated earnings before interest and taxes (EBIT) were $61.7 million, or 17.9% of revenue. EBIT increased 40% or $17.5 million year over year, as a result of higher segment operating income in all segments.

“Our results continue to show that we have successfully diversified our interests between civil and military markets, and among the various regions of the world,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Approximately 60% of our revenues are now being generated outside North America and those originating in high growth areas like Asia, the Middle East and South America have grown by 25% over the same nine-month period last year. The growing proportion of our civil and military training and services activity is providing greater stability and predictability to our results. We are continuing to execute our growth strategy by prudently and purposefully investing to meet the long term needs of our aerospace and defence customers.”

We saw a higher level of activity this quarter in the combined military segments, with orders totalling $339 million. As a result, the combined military backlog increased 14% from last quarter.

We won a $160 million contract to provide MRH90 helicopter training systems and services to the Australian Defence Forces. In addition, Helicopter Training Media International, a company owned equally by CAE and Thales, entered into a contract to supply the French Air Force with an NH90 full mission simulator. The Royal Netherlands Air Force awarded us contracts for C-130H and KDC-10 full mission simulators as well as for maintenance and support services. Also related to the C-130 aircraft, we received a contract to provide maintenance and logistics services to the U.S. Air Force and for pilot instruction and courseware development.

Earlier in the quarter, the government of Canada qualifi ed the CAE-led team for the C-130J and CH-47 aircrew training capability.

In civil training and services, we secured more than $104 million in new training contracts, including a five-year agreement with Dassault Falcon Jet as a preferred provider for maintenance training for Dassault employees. We also announced a $50 million, 10-year contract with AirAsia to provide training to all of the airline’s current and future pilots. Subsequent to the end of the quarter, we announced the selection of Kuala Lumpur as the location for our Southeast Asian training hub, and together with AirAsia, we plan to develop an aviation centre of excellence.

During the quarter we signed contracts for 11 civil full-flight simulators (FFSs). We have announced 31 FFSs orders year to date and we are likely to slightly exceed our previous full-year guidance of 34. The exact number of sales we conclude this year will ultimately depend on the timing of a number of contracts.

Business segment highlights

Simulation Products/Civil (SP/C)

Revenue in the SP/C segment was $103.5 million in the quarter, up by 12% over the same period last year. Revenue increased as a result of higher orders, partly offset by the negative impact of the appreciation of the Canadian dollar.

Segment operating income was $25.2 million, up by 63% over the same period last year. This increase is mainly due to higher revenue in the quarter as well as stronger operating margins. The mix of programs, positive sustained cost performance, strong demand and higher volume all contributed to the operating margin of 24.3% .

New orders totalled $123.7 million, and segment backlog was $388.7 million at the end of the quarter.

CAE THIRD QUARTER REPORT 2008 | 1

REPORT TO SHAREHOLDERS

Training & Services/Civil (TS/C)

Revenue in the TS/C segment increased 12% year over year as a result of continued strong demand in most of our training centres and the addition of 12 revenue simulator equivalent units (RSEUs) to our global network.

Segment operating income was $15.5 million (16.7% of revenue), compared to $13.5 million (16.2% of revenue) last year. While our civil training business showed continued operational strength, margins in the quarter were impacted by operating costs associated with the expansion of our network and the ramp-up of new training programs.

TS/C’s operating margin is relatively unaffected by foreign exchange fluctuations, however, year over year, the appreciation of the Canadian dollar reduced the translation value of the segment’s revenue and operating income.

New orders exceeded $104 million, and segment backlog was $896.1 million at the end of the quarter.

Simulation Products/Military (SP/M)

Revenue in the SP/M segment was $89.6 million in the quarter, compared to the $105.2 million we generated last year. Revenue was higher last year mainly because of the intense level of activity on some European programs. Also, last year’s results benefited from a lower Canadian dollar compared with its U.S. counterpart.

Segment operating income in the quarter was $11.5 million, up 3% year over year.

New orders totalled $265.7 million, and segment backlog was $704.4 million at the end of the quarter. We expect variations in the level of order bookings between quarters in both Military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

Training & Services/Military (TS/M)

Revenue in the TS/M segment was $58.9 million, up by 16% from last year despite negative foreign exchange fl uctuations. This increase is the result of additional support and training services business with European and U.S. Forces. As well, we received the benefi t of a cost recovery during the quarter, which resulted from an annual labour rate review with the Canadian government. The recent quarter also includes the integration of Engenuity (now part of Presagis) and Kesem (now part of CAE Professional Services) into our results.

Segment operating income was $9.5 million, up by 40% over the same period last year.

New orders totalled $72.9 million this quarter, and segment backlog was $721.5 million at the end of the quarter.

Combined revenue in the quarter for the Military business as a whole was $148.5 million and combined operating income was $21.0 million, resulting in an operating margin of 14.1% .

The combined Military book-to-sales ratio in the quarter was 2.3x and 1.1x on a trailing 12-month basis

Cash flow and fi nancial position

In the third quarter, we generated $61.0 million of net cash provided by continuing operations. We invested $21.1 million in capital expenditures, and received $14.4 million in non-recourse financing. As a result, we generated free cash flow of $46.2 million in the quarter.

Net debt was $187.2 million for the quarter, down by 14% from last quarter.

CAE will pay a dividend of $0.01 per share on March 31, 2008 to shareholders of record on March 14, 2008.

Additional consolidated financial results

The consolidated backlog was $2.711 billion at the end of the quarter, compared to $2.513 billion at the end of last quarter. New orders of $566.6 million were added to backlog this quarter, while negative foreign exchange movements reduced the Canadian dollar value of the backlog by $24.4 million. The net increase was partially offset by $344.8 million of revenues generated from backlog.

Income taxes were $16.8 million in the quarter, representing an effective tax rate of 30%. We expect the effective income tax rate for fiscal 2008 to be approximately 30%.

2 | CAE THIRD QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

February 14, 2008 | For the nine months ended December 31, 2007

1. HIGHLIGHTS

FINANCIAL

THIRD QUARTER OF FISCAL 2008

Third quarter revenue higher year over year

  Consolidated revenue was $344.8 million this quarter, $9.1 million lower than last quarter and $13.6 million or 4% higher than the same quarter last year;
  For the first nine months of fiscal 2008, consolidated revenue was $1,057.0 million, $143.6 million or 16% higher than the same period last year.

Higher earnings, net earnings and earnings per share over last quarter and year over year

  Earnings from continuing operations were $40.1 million (or $0.16 per share) this quarter, compared to $39.0 million (or $0.15 per share) last quarter;
  Earnings from continuing operations were $29.7 million (or $0.12 per share) in the third quarter of last year. Excluding non-recurring items1, earnings from continuing operations were $32.0 million (or $0.13 per share) in the third quarter of last year;
  For the first nine months of fiscal 2008, earnings from continuing operations were $117.8 million (or $0.47 per share) compared to $94.0 million (or $0.37 per share) for the same period last year.

Positive free cash fl ow2 at $46.2 million

  Net cash from continuing operations was $61.0 million this quarter, compared to $97.7 million last quarter and $76.0 million in the third quarter of last year;
  Capital expenditures were $21.1 million this quarter, compared to $87.4 million last quarter and $42.7 million in the third quarter of last year;
  Non-recourse financing3 of $14.4 million was raised this quarter.

Capital employed4 similar to last quarter

  Capital employed increased by $3.8 million this quarter, ending at $1,052.8 million;
  Non-cash working capital5 increased by $19.1 million this quarter, ending at negative $35.0 million;
  Net debt6 decreased by $31.4 million this quarter, ending at $187.2 million.

ORDERS

  The book-to-sales ratio for the quarter was 1.6x. The ratio for the last 12 months was 1.2x;
  Total order intake was $566.6 million, compared to $353.8 million last quarter and $327.0 million in the third quarter of last year;
  Total backlog7 was $2,710.7 million as at December 31, 2007.

Civil segments

  Simulation Products/Civil won over $123 million of orders including 11 full-flight simulators (FFSs);
  Training & Services/Civil was awarded over $104 million in contracts.

Military segments

  Simulation Products/Military won orders for $266 million for new training systems and upgrades;
  Training & Services/Military was awarded contracts for $73 million.

1Non-GAAP measure (see Section 5.2) .
2Non-GAAP measure (see Section 7.1) .
3Non-GAAP measure (see Section 7.1) .
4Non-GAAP measure (see Section 8.1) .
5Non-GAAP measure (see Section 8.1) .
6Non-GAAP measure (see Section 8.1) .
7Non-GAAP measure (see Section 5.3) .

CAE THIRD QUARTER REPORT 2008 | 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

2. INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2008 mean the fiscal year ending March 31, 2008;
  Last year, prior year and a year ago mean the fiscal year ended March 31, 2007;
  Dollar amounts are in Canadian dollars.

This report was prepared as of February 14, 2008, and includes our management’s discussion and analysis (MD&A), unaudited consolidated fi nancial statements and notes for the third quarter ended December 31, 2007. We have written it to help you understand our business, performance and fi nancial condition in the third quarter of fi scal 2008. Except as otherwise indicated, all fi nancial information has been reported according to Canadian generally accepted accounting principles (GAAP). All tables disclosed are based on unaudited fi gures.

For additional information, please refer to our consolidated fi nancial statements for the quarter ended December 31, 2007, and our annual consolidated fi nancial statements, which you will fi nd in our annual report for the year ended March 31, 2007. The MD&A section of our 2007 annual report also contains more information about:

  Our vision, our strategy and key performance drivers;
  Business risk and uncertainty;
  Foreign exchange;
  Financial measures;
  Acquisitions, business combinations and divestitures;
  Controls and procedures;
  The oversight role of the Audit Committee and Board of Directors.

You will fi nd our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future fi nancial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will fi nd more information about the risks and uncertainties associated with our business in our 2007 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.	ABOUT CAE

3.1	WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-fl ight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and fl ying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

4 | CAE THIRD QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs approximately 6,000 people at more than 75 sites and training locations in 20 countries. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;
  New York Stock Exchange, under the symbol CGT.

3.2 OUR VISION

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our fi nancial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

3.3 OUR OPERATIONS

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning;
  The military market includes original equipment manufacturers (OEM’s) and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a signifi cant contributor to our overall results.

CIVIL MARKET

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil fl ight simulation training devices and visual systems

Our SP/C segment is the world leader in civil fl ight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models in the past and, more recently, the Boeing 787, Boeing 747-8, Airbus A380 and Dassault Falcon 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all fl ight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have more than 120 FFSs installed in more than 20 training centres around the world. We intend to increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position and address new market opportunities. We are developing our training network to meet the long-term, steady stream of recurring training needs so we rely less on new aircraft deliveries to drive revenue.

Market trends and outlook

We continue to have a positive outlook for the civil market because of the following trends:

  Supportive global economic indicators;
  Strong demand in emerging markets;
  Continued growth in revenue per passenger kilometre;
  Strong aircraft backlogs and new platforms;
  Growing demand for trained pilots.

CAE THIRD QUARTER REPORT 2008 | 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Supportive global economic indicators

Although the U.S. economic weakness may be a cause of concern for the U.S. airline industry, the most recent worldwide traffi c and yield numbers are still robust. The wide and narrow bodies order backlog of OEMs is long and business aviation is experiencing a strong and growing training market because fl eets are active, projections for business jet deliveries are high and new operators are entering the market. In addition, we expect the development of the Very Light Jet (VLJ) and Light Jet (LJ) segments to lead to opportunities for training and other services in the future.

Strong demand in emerging markets
New and emerging markets

Emerging markets such as Asia-Pacifi c, the Indian sub-continent and the Middle East continue to experience high growth in air traffi c, strong economic growth and an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres.

Continued growth in revenue per passenger kilometre

Steady growth in air travel

We anticipate that the long-term, steady growth in passenger traffi c should continue for the foreseeable future. Passenger growth increased by approximately 7.5% compared to 2006 fi gures in the January to November 2007 timeframe. This is barring any major developments such as regional political instability, acts of terrorism, pandemics, major economic recession or other world events. In addition, the recent record-high oil prices may negatively affect the profi tability of commercial airline operations or, if they pass such incremental costs on to their customers, it may negatively affect their revenue.

Continued success of low-cost airlines

The success of low-cost airlines continues to be a major factor driving activity in the civil aviation market, and the demand for simulation products and training services. In calendar year 2007, low-cost airline capacity in Europe represented 30% of the total seats in market availability, a 6% increase over calendar year 2006, whereas low-cost fl ights in North America accounted for 18% of the total fl ight activity, a 17% increase over calendar year 2006. These percentages are expected to grow as low-cost airlines expand their fl eets. In the Asia-Pacifi c region, low-cost airlines are likely to represent 25% market share by 2012. CAE clients such as Ryanair and IndiGo are representative of low-cost carriers expanding their fl eets and capacity, thus spurring increasing demand for pilot and crew training equipment and CAE services such as pilot training and provisioning.

Slower activity in mature markets

High fuel costs and intense domestic competition are affecting the performance of many commercial airlines in mature markets such as North America. The North American market is showing two key signs of recovery:

  Legacy carriers have emerged from Chapter 11;
  Some airlines have made initial orders to replace their fleets, and we expect this trend to continue for the next few years.

Strong aircraft backlogs and new platforms

New aircraft platforms

OEMs are introducing new platforms, which will drive worldwide demand for simulators and training. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft and the Eclipse 500 VLJ are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, CAE has been designated as Bombardier’s authorized training provider for the Global Express, Global 5000, and Global Express XRS aircraft programs. CAE has also established a joint venture with Embraer to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft.

Strong aircraft orders contribute to lengthy backlogs

In calendar 2007, Boeing received a total of 1,413 net orders for new aircraft and Airbus received a total of 1,341 orders. Their strong delivery forecast and increased production of narrow body models are expected to help generate opportunities for our full portfolio of training products and services. It is important to note that deliveries of new model aircrafts are susceptible to delays of program launches, which in turn will affect the timing of our deliveries.

6 | CAE THIRD QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Growing demand for trained crew members
Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots, maintenance technicians and fl ight attendants worldwide, which is creating a shortage of qualifi ed crew members. The shortage is even more pronounced because of aging demographics and fewer military pilots transferring to civil airlines, and low enrolment in technical schools. Emerging markets like India and China are experiencing this even more severely because air traffi c is growing at a more rapid pace than in developed countries, and the infrastructure available to meet the current and projected demand for crew members is lacking.

This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand. A shortage is also surfacing on the maintenance technician side and has created an opportunity for CAE to accelerate its technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, where we are also exploring new training solutions.

New pilot certifi cation process requires simulation-based training

Simulation-based pilot certifi cation training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certifi cation process developed by the International Civil Aviation Organization (ICAO) and which is expected to be approved for adoption in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into fi rst offi cers for modern aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is the greatest requirement for a large supply of qualifi ed pilots in the most effi cient and effective manner. CAE has been introducing new products designed specifi cally to address new and emerging markets, such as the CAE 5000 Series full-fl ight simulator and CAE TrueTM Environment for more realistic air traffi c control environment simulation.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military fl ight simulation equipment. We develop simulation equipment and training systems for a variety of military aircraft, including fi ghter jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fi delity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow, including in the United States which is the world’s largest defence market, we believe that our share of that spending will increase for the following reasons:

  Demand for our type of specialized products and services is growing;
  The nature of warfare has changed.

Demand for our type of specialized products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport aircraft worldwide, and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training.

CAE THIRD QUARTER REPORT 2008 | 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Trend towards outsourcing

With fi nite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to fi nd ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, CAE is part of a consortium that is expected to begin offering NH90 training to Germany and other militaries in 2008.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, signifi cantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft fl ying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards.

The nature of warfare has changed
Demand for networking

The nature of warfare has changed. Allies are co-operating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training and mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, in calendar 2007 we delivered a MH-47G combat mission simulator to the U.S. Army’s 160th Special Operations Aviation Regiment that features the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB promises to signifi cantly enhance rapid mission rehearsal capabilities in simulation.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase	March 31
	2007	2007	(Decrease)	2007	Decrease

U.S. dollar (US$ or USD)	0.9881	0.9963	(1%)	1.1529	(14%)
Euro (€)	1.4428	1.4166	2%	1.5418	(6%)
British pound (£ or GBP)	1.9600	2.0313	(4%)	2.2697	(14%)

We used the average foreign exchange rates below to value our revenues and expenses:

	December 31	September 30		December 31
	2007	2007	Decrease	2006	Decrease

U.S. dollar (US$ or USD)	0.9824	1.0443	(6%)	1.1380	(14%)
Euro (€)	1.4219	1.4365	(1%)	1.4655	(3%)
British pound (£ or GBP)	2.0066	2.1115	(5%)	2.1773	(8%)

8 | CAE THIRD QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three areas of our business are affected by changes in foreign exchange rates:

  Our networks of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to theCanadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses inthe net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreigncurrency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of thebalance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact onthe earnings statement and an impact on year-to-year and quarter-to-quarter comparisons.
  Our simulation product operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency exceptfor some data and equipment they buy in different currencies from time to time as well as any work performed by our Canadianmanufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translationimpact on the operation’s net profitability and net investment when expressed in Canadian dollars.
  Our simulation product operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except forreceivables and payables in foreign currencies), approximately 85% of our revenue generated from Canada is in foreign currencies(mostly the U.S. dollar and euro), while a significant portion of our expenses are in Canadian dollars.We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from someof the foreign exchange exposure. Since less than 100% of our revenues is hedged, it is impossible to completely offset theeffects of changing foreign currency values, leaving some residual exposure that can affect the statement of earnings.Our manufacturing operations in Canada are exposed to changes in the value of the Canadian dollar over the long term becausewe do not enter into hedges of expected future revenues until the contracts are signed.During the third quarter of 2008, we entered into a hedging program for a portion of its U.S. dollar denominated purchases overthe next 12 months resulting in a fixed Canadian dollar equivalent cost for inputs in our manufacturing process. In addition, weentered into a hedge to fix into Canadian dollars the interest cost and principal repayment of a U.S. dollar denominated debtmaturing in June 2009.
5.	CONSOLIDATED RESULTS

5.1	RESULTS OF OUR OPERATIONS – THIRD QUARTER OF FISCAL 2008

Summary of consolidated results

(amounts in millions, except per share amounts)		Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Revenue		$344.8	353.9	358.3	337.3	331.2
Earnings before interest and income taxes (EBIT)		$61.7	62.1	58.0	53.3	44.2
As a % of revenue	%	17.9	17.5	16.2	15.8	13.3
Interest expense, net		$4.8	5.4	2.6	3.5	2.9

Earnings from continuing operations (before taxes)		$56.9	56.7	55.4	49.8	41.3
Income tax expense		$16.8	17.7	16.7	14.7	11.6

Earnings from continuing operations		$40.1	39.0	38.7	35.1	29.7
Results from discontinued operations		$(0.6)	(0.1)	–	(0.8)	–

Net earnings		$39.5	38.9	38.7	34.3	29.7
Basic and diluted EPS from continuing operations		$0.16	0.15	0.15	0.14	0.12
Basic and diluted EPS		$0.16	0.15	0.15	0.14	0.12

Summary of results excluding non-recurring items

(amounts in millions, except per share amounts)		Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Earnings from continuing operations (before taxes)		$56.9	56.7	55.4	48.7	44.1
Net earnings from continuing operations		$40.1	39.0	38.7	35.1	32.0
Basic and diluted EPS from continuing operations		$0.16	0.15	0.15	0.14	0.13

CAE THIRD QUARTER REPORT 2008 | 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue was 3% lower than last quarter and 4% higher year over year

Revenue was $9.1 million lower than last quarter mainly because:

  SP/C’s revenue decreased by $8.8 million, or 8%, due to higher revenue recognized in the last quarter on simulators that were partially manufactured and for which we signed sales contracts during that quarter;
  SP/M’s revenue decreased by $7.5 million, or 8%, mainly due to the achievement in the last quarter of important milestones on U.S. programs.

The results of all segments also included a negative impact from the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Revenue was $13.6 million higher than the same period last year largely because:

  SP/C’s revenue increased by $11.4 million, or 12%, due to a high number of orders in this quarter;
  TS/C’s revenue increased by $9.7 million, or 12%, due to strong demand in most training centres and additional RSEUs in the network;
  TS/M’s revenue increased by $8.1 million, or 16%, due to support services for various German military bases, a cost recovery resulting from annual labour rate negotiations with the Canadian Government reviews, as well as the integration into our results of the acquisition of Engenuity and Kesem.

The growth of 4% over last year was achieved despite the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar. Excluding this appreciation, the growth would have been approximately 10%.

Revenue year to date of $1,057.0 million was $143.6 million, or 16%, higher than the fi rst nine months of fi scal 2007.

You will fi nd more details in Results by segment.

EBIT8 was similar to last quarter and $17.5 million higher year over year

EBIT for this quarter was $61.7 million, or 17.9% of revenue. There was no impact resulting from non-recurring items.

Compared to the last quarter, EBIT was down by 1%, or $0.4 million. Increased segment operating income9 from the TS/C and TS/M segments were offset by decrease in the SP/C and SP/M segments.

Year over year, EBIT was up by 40%, or $17.5 million, mainly because of higher segment operating income from the SP/C, TS/M, and TS/C segments, which increased their segment operating income by $9.7 million, $2.7 million and $2.0 million despite the appreciation of the Canadian dollar. Excluding non-recurring items from last year, EBIT increased by $14.7 million.

For the fi rst nine months of the year, EBIT was $181.8 million, which is 34% or $45.7 million higher than for the same period last year.

You will fi nd more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $0.6 million lower than last quarter and $1.9 million higher year over year

Net interest expense was lower than the last quarter mainly due to higher other interest income of $0.7 million related to higher cash balances on hand.

Year over year, net interest expense was higher mainly due to higher interest expense of $1.9 million on long-term debt attributed to higher debt levels from the non-recourse fi nancing secured in the fi rst quarter of fi scal 2008.

For the fi rst nine months of the year, net interest expense was $12.8 million, $5.7 million higher than the same period last year. This was mainly attributed to higher interest expense of $4.4 million on long-term debt and lower interest income of $1.7 million mainly related to the full settlement, during the second quarter of fi scal 2007, of the accretion of discounts on long-term notes receivable.

8Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain fi nancing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

9 Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s fi nancial performance. This measure gives us a good indication of the profi tability of each segment because it does not include the impact of any items not specifi cally related to the segment’s performance. These items are presented in the reconciliation between total segment operating income and EBIT (see Note 12 to the consolidated fi nancial statements).

10 | CAE THIRD QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Effective income tax rate is 30% this quarter

Income taxes this quarter were $16.8 million, representing an effective tax rate of 30%, compared to 31% for the last quarter and 28% for the third quarter of fi scal 2007. Income taxes for the fi rst nine months were $51.2 million, representing an effective tax rate of 30%, compared to 27% for the same period last year.

The tax rate was lower for the fi rst nine months of fi scal 2007 for two reasons:

  We reduced the valuation allowance on net operating losses in the U.K., which enabled us to recognize $1.8 million in tax assets;
  The Canadian tax rate was reduced which enabled us to recognize $1.0 million in reduction of future tax liabilities.

This quarter, the tax rate was lower compared to last quarter because of changes in the mix of income from various jurisdictions as well as lower tax rates in Canada and Germany.

We expect the effective income tax rate for fi scal 2008 to be approximately 30%.

Results from discontinued operations

This quarter, we recorded an adjustment of $0.6 million (net of tax recovery of $0.1 million) to results from discontinued operations in connection with the evaluation and litigation exercise of a dispute, currently in arbitration, respecting the payment owed to CAE resulting from the August 2002 sale of substantially all the assets of the sawmill division of our Forestry Systems division.

5.2 EARNINGS EXCLUDING NON-RECURRING ITEMS

The table below shows how non-recurring items10 have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for net earnings calculated according to GAAP.

Reconciliation of non-recurring items

(amounts in millions, except per share amounts)

			Q3-2008		Q2-2008			Q3-2007

		before	after	per	before	after	per	before	after	per
		tax	tax	share	tax	tax	share	tax	tax	share

Earnings from continuing
operations		$56.9	$40.1	$0.16	$56.7	$39.0	$0.15	$41.3	$29.7	$0.12
EBIT:
• Restructuring plan
–	restructuring charge	–	–	–	–	–	–	2.3	2.0	0.01
–	other costs associated
	with the restructuring plan	–	–	–	–	–	–	0.5	0.3	–

Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)		$56.9	$40.1	$0.16	$56.7	$39.0	$0.15	$44.1	$32.0	$0.13

Restructuring plan

We completed the fi nal expenses related to the restructuring plan in fi scal 2007. In the past, these expenses included costs related to the re-engineering of our business processes including a component associated with the fi rst phase of the deployment of the ERP system. As at April 1, 2007, the costs related to the fi rst phase of the ERP deployment ended. Current costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will not be presented as a non-recurring item. For additional information, please refer to our annual management’s discussion and analysis, which you will fi nd in our annual report for the year ended March 31, 2007.

10Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting signifi cant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

CAE THIRD QUARTER REPORT 2008 | 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3 CONSOLIDATED ORDERS AND BACKLOG11

Our consolidated backlog was $2,710.7 million at the end of this quarter. New orders of $566.6 million were added to backlog this quarter, offset by $344.8 million in revenue generated from backlog and a decrease of $24.4 million mainly caused by the appreciation during the quarter of the Canadian dollar.

Backlog up by 8% over last quarter

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2007	December 31, 2007

Backlog, beginning of period	$2,513.3	$2,774.6
+ orders	566.6	1,227.9
– revenue	(344.8)	(1,057.0)
+/– adjustments (mainly FX)	(24.4)	(234.8)

Backlog, end of period	$2,710.7	$2,710.7

The book-to-sales ratio for the quarter was 1.6x. The ratio for the last 12 months was 1.2x.

You will fi nd more details in Results by segment, below.

6. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Simulation Products/Civil (SP/C);
  Training & Services/Civil (TS/C).

Military segments:

  Simulation Products/Military (SP/M);
  Training & Services/Military (TS/M).

The SP/C and SP/M segments operate as an integrated organization that shares substantially all engineering, development, global procurement, program management and manufacturing functions.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly-used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

11 Backlog is a non-GAAP measure that tells us the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;
  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it;
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sale ratio is calculated as being total orders divided by total revenue in the period.

12 | CAE THIRD QUARTER REPORT 2008

			MANAGEMENT’S DISCUSSION AND ANALYSIS
KEY PERFORMANCE INDICATORS
Segment operating income

(amounts in millions, except operating margins %)		Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Civil segments
Simulation Products/Civil		$25.2	26.2	19.7	15.3	15.5
	%	24.3	23.3	17.4	15.7	16.8
Training & Services/Civil		$15.5	14.6	19.6	21.3	13.5
	%	16.7	16.2	20.7	23.2	16.2

Military segments
Simulation Products/Military		$11.5	13.4	12.3	9.5	11.2
	%	12.8	13.8	12.9	10.3	10.6
Training & Services/Military		$9.5	7.9	6.4	6.1	6.8
	%	16.1	14.5	11.6	10.9	13.4

Total segment operating income		$61.7	62.1	58.0	52.2	47.0
Other income (expense)		$–	–	–	1.1	(2.8)

EBIT		$61.7	62.1	58.0	53.3	44.2

We use segment operating income to measure the profi tability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profi tability of a segment before the impact of developments not specifi cally related to its performance.

Capital employed

(amounts in millions)	Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Civil segments
Simulation Products/Civil	$(38.7)	(26.9)	(13.0)	(59.8)	(3.0)
Training & Services/Civil	$774.3	762.5	734.7	759.1	714.8

Military segments
Simulation Products/Military	$100.1	98.1	90.1	54.5	34.7
Training & Services/Military	$138.4	135.8	142.4	132.8	136.6

	$974.1	969.5	954.2	886.6	883.1

We use capital employed to evaluate and monitor how much we are investing in our business. We calculate it by taking each segment’s total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtracting total liabilities (not including tax accounts, long-term debt and its current portion, and other non-operating liabilities).

6.1 CIVIL SEGMENTS

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 11 FFSs this quarter:

  One B737NG FFS to Air Algérie;
  One B787 FFS to Continental Airlines;
  One A320 FFS to Etihad Airways;
  One B737NG FFS and one undisclosed FFS platform to Alteon Training;
  Two A320 FFSs and one A330 FFS to US Airways;
  Two Phenom 100 FFSs 5000 Series to the Embraer CAE Training Services Joint Venture;
  One B737 FFS 5000 Series to Qantas.

CAE THIRD QUARTER REPORT 2008 | 13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial results

(amounts in millions, except operating margins)		Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Revenue		$103.5	112.3	113.0	97.6	92.1
Segment operating income		$25.2	26.2	19.7	15.3	15.5
Operating margins	%	24.3	23.3	17.4	15.7	16.8
Amortization & depreciation		$1.6	2.0	1.5	2.9	2.3
Capital expenditures		$1.2	1.4	0.8	1.8	0.9
Capital employed		$(38.7)	(26.9)	(13.0)	(59.8)	(3.0)
Backlog		$388.7	373.3	413.3	352.8	340.0

Revenue down by 8% over last quarter and up by 12% year over year

Revenue increased year over year because of the higher number of orders, partly offset by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar on sales contracts signed during the current fi scal year.

The decrease over last quarter is mainly due to higher revenue recognized in the last quarter on simulators that were already manufactured and for which we signed sales contracts during that quarter.

Revenue year to date is $328.8 million, 31% or $78.3 million higher than in the same period last year.

Segment operating income down by 4% over last quarter and up by 63% year over year

The segment operating income variances over last quarter and year over year are a result of revenue variances as well as stronger operating margins.

SP/C’s operating margin of 24.3% is due to the mix of programs, a positive sustained cost performance as well as strong demand and volume.

Segment operating income for the fi rst nine months of the year was $71.1 million, 58% or $26.0 million higher than the same period last year.

Capital employed decreased over last quarter

Capital employed was lower mainly due to lower working capital accounts. This was primarily due to cash deposits on recent orders signed during the quarter.

Backlog up by 4% over last quarter

	Three months ended December 31, 2007	Nine months ended December 31, 2007
(amounts in millions)

Backlog, beginning of period	$373.3	$352.8
+ orders	123.7	363.7
– revenue	(103.5)	(328.8)
+/– adjustments	(4.8)	1.0

Backlog, end of period	$388.7	$388.7

This quarter’s book-to-sale ratio was 1.2x. The ratio for the last 12 months was 1.1x.

TRAINING & SERVICES/CIVIL

TS/C was awarded over $104 million in contracts this quarter:

  Signed a five-year agreement with Hawker Pacific to provide maintenance training for Hawker Pacific and its clients within the Southeast Asia region;
  Signed a three-year contract with Global Vectra Helicorp for helicopter training as well as a training contract with the United Arab Emirates’ Empire Aviation Group and Prestige Jet for business jet training at the Emirates-CAE Flight Training;
  Signed a contract valued at more than $50 million over the next 10 years with AirAsia which gives CAE the responsibility of managing the pilot training for all of the AirAsia’s current and future pilots;
  Signed a five-year contract with Dassault Falcon Jet as a preferred provider for maintenance training for Dassault employees.

14 | CAE THIRD QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expansion and new initiatives

  We formalized a joint venture agreement with Embraer to provide comprehensive pilot and ground crew training to Embraer customers of the Phenom 100 VLJ and Phenom 300 LJ;
  We formalized a partnership with AirAsia and the government of Malaysia to develop an aviation training centre of excellence in Kuala Lumpur, Malaysia. This partnership is a result of our expansion strategy within emerging markets. The new major CAE-AirAsia training hub in Malaysia is designed to meet the strong demand for aircrew training within South-East Asia, one of the world’s most rapidly growing aviation markets.

Financial results

(amounts in millions, except operating margins,
RSEUs and FFSs deployed)		Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Revenue		$92.8	90.0	94.8	91.7	83.1
Segment operating income		$15.5	14.6	19.6	21.3	13.5
Operating margins	%	16.7	16.2	20.7	23.2	16.2
Amortization & depreciation		$12.5	13.5	13.1	12.4	11.8
Capital expenditures		$14.1	79.3	26.8	27.7	32.5
Capital employed		$774.3	762.5	734.7	759.1	714.8
Backlog		$896.1	887.5	853.4	951.6	905.6
RSEUs[12]		109	106	105	101	97
FFSs deployed		123	119	117	114	110

Revenue up by 3% over last quarter and by 12% year over year

The increase over last quarter and year over year was mainly attributed to a strong demand in most of our training centres, translating into a higher utilization rate, and 12 more RSEUs than in the same period last year. The growth over last quarter and year over year was achieved despite an appreciation of the Canadian dollar against the euro, British pound and the U.S. dollar. Revenue year to date is $277.6 million, 13% or $32.4 million higher than the same period last year.

Segment operating income was $15.5 million (16.7% of revenue)

Segment operating income was $15.5 million (16.7% of revenue) this quarter, compared to $14.6 million (16.2% of revenue) in the last quarter and $13.5 million (16.2% of revenue) in the same period last year.

Segment operating income increased by $0.9 million, or 6% over last quarter, despite the appreciation of the Canadian dollar, costs associated with the expansion of our network and the ramp-up of new training programs.

TS/C’s operating margin was relatively unaffected by foreign exchange fl uctuations. However, year over year, the appreciation of the Canadian dollar reduced the translation value of the segment’s revenue and operating income.

Segment operating income for the fi rst nine months of the year was $49.7 million (17.9% of revenue), 16% or $6.7 million higher than the same period last year.

Capital employed increased by $11.8 million over last quarter

Capital employed was higher mainly because of our investments in subsidiary companies, partly offset by the appreciation of the Canadian dollar.

Capital expenditures at $14.1 million this quarter

Capital expenditures were lower this quarter than the last quarter mainly due to the buyback of some simulators last quarter and timing on projects.

Backlog up by 1% over last quarter

Three months ended December 31, 2007		Nine months ended December 31, 2007
(amounts in millions)

Backlog, beginning of period	$887.5	$951.6
+ orders	104.3	336.1
– revenue	(92.8)	(277.6)
+/– adjustments (mainly FX)	(2.9)	(114.0)

Backlog, end of period	$896.1	$896.1

This quarter’s book-to-sale ratio was 1.1x. The ratio for the last twelve months was 1.3x.

12Revenue simulator equivalent unit (RSEU) is a fi nancial measure we use to show the total number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 fl ight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If an FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

CAE THIRD QUARTER REPORT 2008 | 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.2 MILITARY SEGMENTS

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $266 million in orders this quarter, including:

  Two MRH90 full flight and mission simulators (FFMSs) and training facilities for the Australian Defence Forces;
  One C-130H and one KDC-10 full mission simulators (FMSs) for the Royal Netherlands Air Force;
  One NH90 full mission simulator (FMS) for the French Air Force. The contract was awarded to Helicopter Training Media International, a joint venture in which CAE holds 50% ownership.

Financial results

(amounts in millions, except operating margins)		Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Revenue		$89.6	97.1	95.5	92.2	105.2
Segment operating income		$11.5	13.4	12.3	9.5	11.2
Operating margins	%	12.8	13.8	12.9	10.3	10.6
Amortization & depreciation		$3.0	2.5	2.2	2.6	1.9
Capital expenditures		$1.5	2.4	1.3	1.8	1.5
Capital employed		$100.1	98.1	90.1	54.5	34.7
Backlog		$704.4	535.3	560.5	635.8	609.0

Revenue down by 8% over last quarter and by 15% year over year

The decrease over last quarter was mainly due to the achievement in that quarter of some signifi cant milestones on some U.S. programs, combined with the negative impact of the appreciation of the Canadian dollar against the U.S. dollar.

The decrease year over year was mainly due to the intense activity on some European programs during the third quarter of last year, combined with the negative impact of the appreciation of the Canadian dollar against the U.S. dollar. The decrease was partly offset by the integration into our results of the acquisitions of Engenuity and Multigen.

Revenue year to date is $282.2 million, 6% or $16.9 million higher than in the same period last year.

Segment operating income down by 14% over last quarter and up by 3% year over year

Segment operating income was lower over last quarter mainly because of the achievement of some signifi cant milestones on some U.S. programs during the last quarter, for which key performance risks had been mitigated and cost integration savings realized.

Segment operating income for the fi rst nine months of the year was $37.2 million, 26% or $7.6 million higher than in the same period last year.

Capital employed increased by 2% over last quarter
The increase this quarter was mainly because of higher working capital.
Backlog up by 32% over last quarter

	Three months ended December 31, 2007	Nine months ended December 31, 2007
(amounts in millions)

Backlog, beginning of period	$535.3	$635.8
+ orders	265.7	390.1
– revenue	(89.6)	(282.2)
+/– adjustments (mainly FX)	(7.0)	(39.3)

Backlog, end of period	$704.4	$704.4

This quarter’s book-to-sale ratio was 3.0x. The ratio for the last 12 months was 1.4x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $73 million in orders this quarter, including:

  Maintenance and support services for the Royal Netherlands Air Forces’ C-130H and KDC-10 full mission simulators;
  Contractor logistics, maintenance, pilot instruction, courseware development and training system support of the C-130J for the U.S. Air Force.

16 | CAE THIRD QUARTER REPORT 2008

			MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial results

(amounts in millions, except operating margins)		Q3-2008	Q2-2008	Q1-2008	Q4-2007	Q3-2007

Revenue		$58.9	54.5	55.0	55.8	50.8
Segment operating income		$9.5	7.9	6.4	6.1	6.8
Operating margins	%	16.1	14.5	11.6	10.9	13.4
Amortization & depreciation		$2.4	2.2	1.7	1.9	1.7
Capital expenditures		$4.3	4.3	3.8	2.5	7.8
Capital employed		$138.4	135.8	142.4	132.8	136.6
Backlog		$721.5	717.2	772.3	834.4	857.3

Revenue up by 8% over last quarter and by 16% year over year

The increase over last quarter is mainly attributable to increased revenue from support services for various German military bases, as well as a cost recovery resulting from annual labour rate reviews with the Canadian Government. The increase was partly offset by the negative impact from the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

The increase year over year is mainly a result of the above-mentioned reasons, an increase in training services for the U.S. Air Force, as well as the integration into our results of the acquisitions of Engenuity and Kesem.

Revenue year to date is $168.4 million, 10% or $16.0 million higher than in the same period last year.

Segment operating income up by 20% over last quarter and by 40% year over year

Segment operating income was higher over last quarter and year over year for the same reasons stated above.

Segment operating income for the fi rst nine months of the year was $23.8 million, 14% or $3.8 million lower than in the same period last year. This was mainly because we received payments from the U.K. government during the fi rst quarter of fi scal 2007 in relation to the AVTS project.

For the fi rst nine months of the year and excluding the above-mentioned one-time payment received in relation to the AVTS project, SP/M’s and TS/M’s combined operating margin was 13.5% compared to 12.6% in the same period last year. This refl ects a strong backlog, as well as improved program performance.

Capital employed increased over last quarter

The increase this quarter was mainly because of higher working capital accounts as well as additional investments for the NH90 training program in Germany and for Rotorsim in Italy. This was partly offset by the appreciation of the Canadian dollar against the British pound and the U.S. dollar.

Backlog up by 1% over last quarter

	Three months ended December 31, 2007	Nine months ended December 31, 2007
(amounts in millions)

Backlog, beginning of period	$717.2	$834.4
+ orders	72.9	138.0
– revenue	(58.9)	(168.4)
+/– adjustments (mainly FX)	(9.7)	(82.5)

Backlog, end of period	$721.5	$721.5

This quarter’s book-to-sale ratio was 1.2x and the ratio for the last 12 months was 0.8x.

The combined military book-to-sale ratio for the quarter was 2.3x and 1.1x on a trailing 12-month basis.

CAE THIRD QUARTER REPORT 2008 | 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

7. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;
  Capital expenditure requirements;
  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.
7.1 CONSOLIDATED CASH MOVEMENTS

	Three months ended		Nine months ended
	December 31		December 31
(amounts in millions)	2007	2006	2007	2006

Cash provided by continuing operating activities*	$84.7	$57.9	$218.9	$173.6
Changes in non-cash working capital	(23.7)	18.1	(88.9)	(26.5)

Net cash provided by continuing operations	$61.0	$76.0	$130.0	$147.1
Capital expenditures	(21.1)	(42.7)	(141.2)	(124.3)
Other capitalized costs	(5.6)	(3.8)	(19.1)	(0.4)
Cash dividends	(2.5)	(2.4)	(7.4)	(7.3)
Non-recourse financing[13]	14.4	8.5	121.7	25.7

Free cash flow[14]	$46.2	$35.6	$84.0	$40.8
Business acquisitions (net of cash and cash equivalents acquired)	–	(4.9)	(40.7)	(4.9)
Other cash movements, net	(1.1)	(0.7)	7.9	2.6
Proceeds from disposal of discontinued operations	–	–	–	(6.6)
Non-recourse financing	(14.4)	(8.5)	(121.7)	(25.7)
Effect of foreign exchange rate changes on cash and cash equivalents	(0.2)	6.8	(12.9)	4.9

Net incrase (decrease) in cash before proceeds
and repayment of long-term debt	$30.5	$28.3	$(83.4)	$11.1

*before changes in non-cash working capital

Free cash fl ow up $19.1 million from last quarter and up $10.6 million year over year

This quarter, the free cash fl ow amounted to $46.2 million. The increase over last quarter was mainly attributable to lower capital expenditures, offset by lower non-recourse fi nancing on property, plant and equipment and net cash provided by continuing operations decreasing by $36.7 million, explained largely by higher investment in non-cash working capital.

The increase year over year was mainly due to lower capital expenditures combined with higher non-recourse fi nancing on property, plant and equipment, partly offset by net cash provided by continuing operations decreasing by $15.0 million, explained largely by higher investment in non-cash working capital.

Free cash fl ow year to date is $84.0 million, $43.2 million higher than in the same period last year. This increase is mainly attributable to an increase in non-recourse fi nancing on property, plant and equipment, offset by decrease in net cash from continuing operations as well as higher capital expenditures.

Capital expenditures and other capitalized costs decreased by $66.6 million from last quarter and $19.8 million year over year

This quarter, total capital expenditures of $21.1 million were lower mainly due to the buyback of some simulators last quarter and timing on projects. Our growth capital expenditures15 were $13.3 million.

Year to date, total capital expenditures were $141.2 million. Of this, our growth capital expenditures were $66.9 million.

Non-recourse fi nancing

During this quarter, the Company drew down an additional $12.4 million, net of fi nancing costs, from the senior secured fi nancing facility obtained during the fi rst quarter of fi scal 2008. As at December 31, 2007, the aggregate year-to-date draw-down from that fi nancing amounted to $104.6 million, net of fi nancing costs.

13 Non-recourse fi nancing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of a subsidiary, and not CAE Inc.

14 Free cash fl ow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing fi nancial obligations. We use it as an indicator of our fi nancial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specifi c fi nancing (including non-recourse debt). Dividends are deducted in the calculation of free cash fl ow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

15 Growth capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to increase the current level of economic activity.

18 | CAE THIRD QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.	CONSOLIDATED FINANCIAL POSITION

8.1	CONSOLIDATED CAPITAL EMPLOYED

	As at December 31 2007	As at September 30 2007	As at March 31 2007
(amounts in millions)

Use of capital:
Non-cash working capital	$(35.0)	$(54.1)	$(118.1)
Property, plant and equipment, net	948.5	948.9	986.6
Other long-term assets	364.4	395.3	343.9
Other long-term liabilities	(225.1)	(241.1)	(249.5)

Total capital employed	$1,052.8	$1,049.0	$962.9

Source of capital:
Net debt	$187.2	$218.6	$133.0
Shareholders’ equity	865.6	830.4	829.9

Source of capital	$1,052.8	$1,049.0	$962.9

Capital employed16 similar to last quarter

The slight increase was mainly the result of higher non-cash working capital and lower other long-term liabilities offset by lower other long-term assets.

Our return on capital employed17 (ROCE) was 16.0% (13.6% adjusted for operating leases) this quarter compared to 13.7% (11.3% adjusted for operating leases) for the third quarter of last year.

Non-cash working capital18 increased by $19.1 million this quarter

The increase was mainly from higher inventories, prepaid expenses, income taxes recoverable as well as an accounts payable decrease, offset by an increase in deposits on contracts.

Net property, plant and equipment similar to last quarter

The increase from capital expenditures of $21.1 million was mainly offset by normal depreciation of $15.3 million and by a negative impact of $2.5 million caused by foreign exchange variation.

Net debt19 decreased by $31.4 million this quarter

The decrease was largely caused by $30.5 million net increase in cash, before proceeds and repayment of long-term debt and the appreciation of the Canadian dollar against our foreign denominated debt.

Change in net debt

	Three months ended December 31, 2007	Nine months ended December 31, 2007
(amounts in millions)

Net debt, beginning of period	$218.6	$133.0
Impact of cash movements on net debt
(see table in the cash movements section)	(30.5)	83.4
Business acquisitions and others	1.1	10.4
Effect of foreign exchange rate changes on long-term debt	(2.0)	(39.6)

Increase (decrease) in net debt during the period	(31.4)	54.2

Net debt, end of period	$187.2	$187.2

16 Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

• We add net debt to total shareholders’ equity to understand where our capital is coming from.

17 Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profi tability of our invested capital. We calculate this ratio over a rolling 4 quarter period by taking earnings from continuing operations excluding non-recurring items and interest expenses, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to refl ect the ordinarily off-balance sheet operating leases.

18 Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

19 Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall fi nancial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

CAE THIRD QUARTER REPORT 2008 | 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

9. BUSINESS ACQUISITIONS

During the current fi scal year, the Company acquired four businesses for a total cost, including acquisition costs, of $50.2 million which was payable primarily in cash. The total costs do not include potential additional consideration of $12 million that is contingent on certain conditions being satisfi ed, which, if met, would be recorded as additional goodwill.

Goodwill and intangible assets recognized in these transactions amounted to $28.3 million and $28.2 million respectively. Intangible assets are composed of trade names amounting to $1.5 million, technology totaling $20.8 million and customer relationships in the amount of $5.9 million. The goodwill is not deductible for tax purposes.

The net assets of Engenuity are segregated between the Simulation Products/Military and Training & Services/Military segments. The net assets of MultiGen and Macmet are included in the Simulation Products/Military segment. The net assets of Flightscape are included in the Training & Services/Civil segment.

The acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

Engenuity Technologies Inc.

During the fi rst quarter of fi scal 2008, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

In May 2007, the Company acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creates industry standard visual simulation fi le formats.

Macmet Technologies Limited

In July 2007, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades fl ight simulators, tank and gunnery trainers, as well as develops software required for simulations.

Flightscape Inc.

In August 2007, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in fl ight data analysis and fl ight sciences and develops software solutions that enable the effective study and understanding of recorded fl ight data to improve safety, maintenance and fl ight operations.

10. CHANGES IN ACCOUNTING STANDARDS

We prepare our fi nancial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee.

Financial instruments, Hedges and Comprehensive income

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. As a result, the comparative interim consolidated fi nancial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as a part of accumulated other comprehensive income.

The impact of the adoption of the new accounting standards was recognized as an adjustment to the carrying amount of the related fi nancial assets and liabilities and recorded in Shareholders’ equity as at April 1, 2007. The transition adjustment resulted in a decrease of $8.3 million recorded to retained earnings and $3.5 million recorded to accumulated other comprehensive loss. These accounting standards and the impact of these changes on the Company’s fi nancial statements are discussed in Note 2 – Change in Accounting Policies to the interim consolidated fi nancial statements.

11.	CONTROLS AND PROCEDURES

11.1	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

In the third quarter ended December 31, 2007, the Company did not make any signifi cant changes in, nor take any signifi cant corrective actions regarding its internal controls or other factors that could signifi cantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfi ed with the effectiveness of the Company’s disclosure controls and procedures.

20 | CAE THIRD QUARTER REPORT 2008

	CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets
(Unaudited)	As at December 31 2007	As at March 31
(amounts in millions of Canadian dollars)		2007

Assets
Current assets
Cash and cash equivalents	$201.0	$150.2
Accounts receivable	264.8	219.8
Inventories	212.2	203.8
Prepaid expenses	31.5	23.5
Income taxes recoverable	39.7	24.7
Future income taxes	8.3	3.7

	757.5	625.7
Property, plant and equipment, net	948.5	986.6
Future income taxes	62.1	81.5
Intangible assets	58.7	36.0
Goodwill	111.0	96.9
Other assets	132.6	129.5

	$2,070.4	$1,956.2

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$371.4	$403.9
Deposits on contracts	209.2	184.8
Current portion of long-term debt	26.7	27.2
Future income taxes	10.9	4.9

	618.2	620.8
Long-term debt (Note 5)	361.5	256.0
Deferred gains and other long-term liabilities	191.5	232.7
Future income taxes	33.6	16.8

	1,204.8	1,126.3

Shareholders’ Equity
Capital stock (Note 7)	418.5	401.7
Contributed surplus	6.3	5.7
Retained earnings	611.4	510.2
Accumulated other comprehensive loss (Note 8)	(170.6)	(87.7)

	865.6	829.9

	$2,070.4	$1,956.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE THIRD QUARTER REPORT 2008 | 21

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Earnings
	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars, except per share amounts)	2007	2006	2007	2006

Revenue	$344.8	$331.2	$1,057.0	$913.4

Earnings before interest and income taxes (Note 12)	$61.7	$44.2	$181.8	$136.1
Interest expense, net (Note 5)	4.8	2.9	12.8	7.1

Earnings before income taxes	$56.9	$41.3	$169.0	$129.0
Income tax expense	16.8	11.6	51.2	35.0

Earnings from continuing operations	$40.1	$29.7	$117.8	$94.0
Results of discontinued operations (Note 6)	(0.6)	–	(0.7)	(0.9)

Net earnings	$39.5	$29.7	$117.1	$93.1

Basic earnings per share from continuing operations	$0.16	$0.12	$0.47	$0.37

Diluted earnings per share from continuing operations	$0.16	$0.12	$0.46	$0.37

Basic and diluted earnings per share	$0.16	$0.12	$0.46	$0.37

Weighted average number of shares outstanding (Basic)	253.8	251.2	253.2	251.0

Weighted average number of shares outstanding (Diluted)	254.8	253.3	254.4	252.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Retained earnings at beginning of period	$574.4	$451.2	$510.2	$392.8
Transition adjustments – Financial instruments (Note 2)	–	–	(8.3)	–
Net earnings	39.5	29.7	117.1	93.1
Dividends	(2.5)	(2.5)	(7.6)	(7.5)

Retained earnings at end of period	$611.4	$478.4	$611.4	$478.4

The accompanying notes form an integral part of these Consolidated Financial Statements.

22 | CAE THIRD QUARTER REPORT 2008

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Net earnings	$39.5	$29.7	$117.1	$93.1

Other comprehensive (loss) income, net of income taxes:
Foreign Currency Translation Adjustment
Net foreign exchange (losses) gains on translating financial statements
of self-sustaining foreign operations	$(3.3)	$45.1	$(113.9)	$29.1
Net change in gains (losses) on certain long-term debt denominated in foreign currency and designated as hedges on net investments of
self-sustaining foreign operations	2.4	(5.4)	17.0	0.2
Income tax adjustment	(0.3)	0.1	0.6	(0.1)

	$(1.2)	$39.8	$(96.3)	$29.2

Net Changes in Cash Flow Hedge
Net change in (losses) gains on derivative items designated as hedges
of cash flows	$(3.7)	$–	$24.9	$–
Income tax adjustment	1.3	–	(8.0)	–

	$(2.4)	$–	$16.9	$–

Total other comprehensive (loss) income	$(3.6)	$39.8	$(79.4)	$29.2

Comprehensive income	$35.9	$69.5	$37.7	$122.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE THIRD QUARTER REPORT 2008 | 23

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows
Three months ended			Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Operating activities
Net earnings	$39.5	$29.7	$117.1	$93.1
Results of discontinued operations	0.6	–	0.7	0.9

Earnings from continuing operations	40.1	29.7	117.8	94.0
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	15.3	14.3	45.5	40.4
Financing cost amortization	0.1	0.2	0.6	0.6
Amortization and write down of intangible and other assets	4.2	3.4	12.7	10.6
Future income taxes	20.0	(1.2)	30.1	11.4
Investment tax credits	2.3	9.6	9.8	5.5
Stock-based compensation plans	1.4	6.4	0.3	14.4
Employee future benefits, net	(0.1)	(0.2)	(0.3)	(0.5)
Other	1.4	(4.3)	2.4	(2.8)
Changes in non-cash working capital (Note 9)	(23.7)	18.1	(88.9)	(26.5)

Net cash provided by operating activities	61.0	76.0	130.0	147.1

Investing activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 3)	–	(4.9)	(40.7)	(4.9)
Proceeds from disposal of discontinued operations (Note 9)	–	–	–	(6.6)
Capital expenditures	(21.1)	(42.7)	(141.2)	(124.3)
Deferred development costs	(4.2)	(0.1)	(13.9)	(0.3)
Deferred pre-operating costs	(0.5)	(2.6)	(0.9)	(2.7)
Other	(0.9)	(1.1)	(4.3)	2.6

Net cash used in investing activities	(26.7)	(51.4)	(201.0)	(136.2)

Financing activities
Net borrowing under revolving unsecured credit facilities	15.0	(30.6)	30.0	(0.6)
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment (Note 5)	15.7	8.0	125.1	32.5
Reimbursement of long-term debt	(4.5)	(3.6)	(20.9)	(11.2)
Dividends paid	(2.5)	(2.4)	(7.4)	(7.3)
Common stock issuance	0.2	0.9	13.7	3.6
Other	(1.3)	(1.6)	(5.8)	(1.0)

Net cash provided by (used in) financing activities	22.6	(29.3)	134.7	16.0

Effect of foreign exchange rate changes on cash and cash equivalents	(0.2)	6.8	(12.9)	4.9

Net increase in cash and cash equivalents	56.7	2.1	50.8	31.8
Cash and cash equivalents at beginning of period	144.3	110.8	150.2	81.1

Cash and cash equivalents at end of period	$201.0	$112.9	$201.0	$112.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

24 | CAE THIRD QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s fl ight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, fl ying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of fl ight training devices based on the same software used in its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems.

(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training products for air, land and sea applications.

(iii)	Training & Services/Civil – Provides business and commercial aviation training and related services.

(iv)	Training & Services/Military – Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

SEASONALITY AND CYCLICALITY OF THE BUSINESS

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fi scal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied fl ying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the fi rst and fourth quarters of the fi scal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

USE OF ESTIMATES

The preparation of consolidated fi nancial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated fi nancial statements and the reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefi ts, income taxes, impairment of long-lived assets, goodwill and intangibles, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; signifi cant changes in estimates and/or assumptions could result in the impairment of certain assets.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

These interim unaudited consolidated fi nancial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defi ned by the Canadian Institute of Chartered Accountants (CICA).

These consolidated fi nancial statements comply with generally accepted accounting principles applicable to interim fi nancial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated fi nancial statements for the year ended March 31, 2007 except for the adoption of the accounting standards described in Note 2.

CAE THIRD QUARTER REPORT 2008 | 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

These consolidated statements do not include all of the disclosures applicable to annual consolidated fi nancial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated fi nancial statements for the year ended March 31, 2007 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While Management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated fi nancial statements should be read in conjunction with the most recent annual consolidated fi nancial statements.

Certain comparative fi gures have been reclassifi ed to conform with the presentation adopted during the current year.

Except where otherwise noted, all amounts in these consolidated fi nancial statements are expressed in Canadian dollars.

BASIS OF CONSOLIDATION

The interim unaudited consolidated fi nancial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary benefi ciary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All signifi cant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises signifi cant infl uence are accounted for using the equity method, and portfolio investments are accounted at fair value unless there is no readily available market value.

NOTE 2 – CHANGE IN ACCOUNTING POLICIES

Accounting Changes

On April 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors.

Financial Instruments

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges, which provide accounting guidelines for recognition and measurement of fi nancial assets, fi nancial liabilities and non-fi nancial derivatives, and describe when and how hedge accounting may be applied.

The Company’s adoption of these fi nancial instruments standards resulted in changes in the accounting for fi nancial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable. The comparative interim consolidated fi nancial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as a part of accumulated other comprehensive loss. The resulting changes in the accounting for fi nancial instruments and hedges due to the adoption of these accounting standards are described further.

(i)	Comprehensive Income (loss)

Comprehensive income (loss), established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income (loss) which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings (loss) and other comprehensive income (loss).

Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings (loss), and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments including reclassification to earnings and net changes in gains (losses) on derivative items designated as hedges of cash flows and net changes on financial assets classified as available for sale, all net of income taxes.

(ii)	Financial Assets and Financial Liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

26 | CAE THIRD QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

Held-for-trading

Financial instruments classifi ed as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any fi nancial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the defi nition of held-for-trading (fair value option).

Held-to-maturity investments, loans and receivables and other fi nancial liabilities

Financial instruments classifi ed as loans and receivables, held-to-maturity investments and other fi nancial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period. The Company’s long-term debt, including related debt issue costs, is accounted for at the amortized cost using the effective interest method.

Available-for-sale

Financial instruments classifi ed as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the change arise. Securities that are classifi ed as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to refl ect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

As a result of the adoption of these new standards, the Company has classifi ed its cash and cash equivalents as held-for-trading. Accounts receivable are classifi ed as loans and receivables. Except for a minority interest investment classifi ed as available-for-sale, the Company’s investments consist of equity of entities subject to signifi cant infl uence and joint ventures which are excluded from the scope of this standard. Accounts payable and accrued liabilities and long-term debt, including interest payable, are classifi ed as other fi nancial liabilities, all of which are measured at amortized cost. All derivative instruments are classifi ed as held-for-trading.

(iii)	Derivatives and hedge accounting

Derivatives

All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be embedded in other financial instruments (host instrument). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings in the period in which the changes arise.

Hedge accounting

Under the new standards, all derivatives are recorded at fair value. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the consolidated statements of earnings. When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probably future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).

Fair value hedge

The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. In a fair value hedge relationship, gains or losses from the measurement of derivative hedging instruments at fair value are recorded in earnings, while gains or losses on hedged items attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in earnings.

CAE THIRD QUARTER REPORT 2008 | 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

Cash fl ow hedge

The Company has forward exchange contracts, which it designates as cash fl ow hedges of anticipated future cash receipts. The amounts and timing of future cash fl ows are projected on the basis of their contractual terms and estimated progress on projects. The aggregate cash fl ows over time form the basis for identifying the effective portion of gains and losses on the derivatives instruments designated as cash fl ow hedges of forecasted transactions. The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash fl ow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings. Amounts accumulated in other comprehensive income (loss) are reclassifi ed to the consolidated statements of earnings in the period in which the hedged item affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income (loss) at that time remains in other comprehensive income (loss) until the forecasted transaction is eventually recognized in the consolidated statements of earnings. When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is recognized immediately in earnings.

(iv)	Deferred financing fees

Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.

The Company elected to record transaction costs with the asset or liability to which they are associated and amortize them using the effective-interest rate method. As a result, the Company reclassified deferred financing costs, resulting in an adjustment to long-term debt on April 1, 2007.

The impact on the consolidated balance sheet was as follows as at April 1, 2007:

(Unaudited)		Increase
(amounts in millions)	Reclassification	(decrease)	Total

Assets
Accounts receivable	$–	$7.8	$7.8
Inventories	–	1.2	1.2
Income taxes recoverable	–	5.5	5.5
Property, plant and equipment, net	–	(0.7)	(0.7)
Other assets	(1.5)	4.4	2.9

	$(1.5)	$18.2	$16.7

Liabilities
Accounts payable and accrued liabilities	$–	$7.7	$7.7
Deposits on contracts	–	3.2	3.2
Current portion of long-term debt	(0.1)	–	(0.1)
Long-term debt	(1.4)	2.5	1.1
Deferred gains and other long-term liabilities	–	16.6	16.6

	$(1.5)	$30.0	$28.5
Shareholders’ equity
Retained earnings	$–	$(8.3)	$(8.3)
Accumulated other comprehensive loss	–	(3.5)	(3.5)

	$(1.5)	$18.2	$16.7

28 | CAE THIRD QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

The following table summarizes the required transition adjustments upon adoption of the relevant standards as at April 1, 2007:

(Unaudited)	Retained Earnings	Accumulated Other Comprehensive Loss
(amounts in millions)

Financial instruments classified as held-for-trading	$(0.3)	$–
Effect of discontinued hedging relations	(2.6)	–
Carrying value difference of financial instruments recognized as held-to-maturity, loans and receivables and other financial liabilities
carried at amortized cost using the effective interest method	(0.1)	–
Fair value of cash flow hedges	(0.1)	(6.0)
Effect of initial recognition of embedded derivatives	(9.4)	–
Other	0.3	0.9
Income tax adjustment	3.9	1.6

	$(8.3)	$(3.5)

All derivative fi nancial instruments, including embedded derivatives that are not clearly and closely related to those of the host instrument, are recorded on the consolidated balance sheet at fair value. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively, while short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities and deferred gains and other long-term liabilities, in that order. Gains and losses of fi nancial instruments classifi ed as held-for-trading, net of taxes, including derivatives not qualifying for hedge accounting in accordance with the new standards and which were not previously recorded at fair value, have been recognized in the opening balance of retained earnings. Adjustments, net of taxes, arising from the difference at transition between the carrying value of fi nancial instruments recognized as held-to-maturity, loans and receivables and other fi nancial liabilities carried at amortized cost using the effective interest method and their carrying value as at March 31, 2007, have been recognized in the opening balance of retained earnings. Other adjustments including those arising as a result of re-measuring hedging instruments designated as cash fl ow hedges are recognized in the opening balance of accumulated other comprehensive income and opening retained earnings, net of taxes. The effects of the initial recognition of embedded derivatives have been recognized in the opening balance of retained earnings. Finally, the cumulative translation adjustment balance previously disclosed as a separate component of shareholders’ equity has been reclassifi ed to accumulated other comprehensive income.

NOTE 3 – BUSINESS ACQUISITIONS

During the current fi scal year, the Company acquired four businesses for a total cost, including acquisition costs, of $50.2 million which was payable primarily in cash. The total costs do not include potential additional consideration of $12 million that is contingent on certain conditions being satisfi ed, which, if met, would be recorded as additional goodwill.

Goodwill and intangible assets recognized in these transactions amounted to $28.3 million and $28.2 million respectively. Intangible assets are composed of trade names amounting to $1.5 million, technology totaling $20.8 million and customer relationships in the amount of $5.9 million. The goodwill is not deductible for tax purposes.

The net assets of Engenuity are segregated between the Simulation Products/Military and Training & Services/Military segments. The net assets of MultiGen and Macmet are included in the Simulation Products/Military segment. The net assets of Flightscape are included in the Training & Services/Civil segment.

The acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

ENGENUITY TECHNOLOGIES INC.

During the first quarter of fiscal 2008, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MULTIGEN-PARADIGM INC.

In May 2007, the Company acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creates industry standard visual simulation fi le formats.

MACMET TECHNOLOGIES LIMITED

In July 2007, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades fl ight simulators, tank and gunnery trainers, as well as develops software required for simulations.

CAE THIRD QUARTER REPORT 2008 | 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – BUSINESS ACQUISITIONS (CONT’D)

FLIGHTSCAPE INC.

In August 2007, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in fl ight data analysis and fl ight sciences and develops software solutions that enable the effective study and understanding of recorded fl ight data to improve safety, maintenance and fl ight operations.

NOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets as at December 31, 2007 and as at March 31, 2007 and consolidated statements of earnings and cash fl ows for the three and nine months ended December 31, 2007 and 2006, include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited - 49%, Helicopter Training Media International GmbH - 50%, Helicopter Flight Training Services GmbH - 25% and the Emirates-CAE Flight Training centre - 50%.

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated fi nancial statements from all joint ventures is as follows:

(Unaudited)	As at December 31			As at March 31
(amounts in millions)			2007		2007

Assets
Current assets			$32.4		$24.5
Property, plant and equipment and other non-current assets			149.3		159.4
Liabilities
Current liabilities			$19.5		$12.0
Long-term debt (including current portion)			67.0		59.2

	Three months ended			Nine months ended
(Unaudited)	December 31			December 31
(amounts in millions)	2007		2006	2007	2006

Earnings
Revenue	$12.1		$6.1	$40.8	$40.0
Net earnings	3.1		1.3	8.3	5.2
Segmented operating income:
Simulation Products/Military	0.3		0.3	1.1	1.5
Training and Services/Civil	3.6		1.8	9.2	4.8
Training and Services/Military	(0.3)		(0.1)	(0.4)	(0.1)

	Three months ended			Nine months ended
(Unaudited)	December 31			December 31
(amounts in millions)	2007		2006	2007	2006

Cash flows from (used in)
Operating activities	$(1.9	) $	10.1	$12.8	$10.2
Investing activities	(4.8)		(6.7)	(16.1)	(35.0)
Financing activities	1.6		7.3	15.0	24.5

30 | CAE THIRD QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DEBT FACILITIES

LONG-TERM DEBT

During the third quarter of fi scal 2008, the Company drew down an additional $12.4 million, net of fi nancing costs, from the senior secured fi nancing facility obtained during the fi rst quarter of fi scal 2008. As at December 31, 2007, the aggregate year-to-date draw down from that fi nancing amounted to $104.6 million, net of fi nancing costs.

INTEREST EXPENSE, NET
Details of interest expense (income) are as follows:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2007	2006	2007	2006

Long-term debt interest expense	$6.6	$4.7	$17.5	$13.1
Amortization of deferred financing costs and other	0.7	0.6	1.9	1.7
Interest capitalized	(1.3)	(1.1)	(3.4)	(3.3)

Interest on long-term debt	$6.0	$4.2	$16.0	$11.5

Interest income	$(0.7)	$(0.9)	$(2.3)	$(4.0)
Other interest income, net	(0.5)	(0.4)	(0.9)	(0.4)

Interest income, net	$(1.2)	$(1.3)	$(3.2)	$(4.4)

Interest expense, net	$4.8	$2.9	$12.8	$7.1

Almost all of the Company’s interest income is a result of advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns simulators and other equipment used to train U.K. Ministry of Defense pilots at the Company’s Benson Air Force Base training centre. The Company owns a minority shareholding of 14% in CVS. For the nine months ended December 31, 2006, the interest income also included the accretion of discounts on long-term notes receivable settled, in full, during the second quarter of fi scal 2007.

NOTE 6 – DISCONTINUED OPERATIONS

During the third quarter of fi scal 2008, the Company incurred fees, in its discontinued operations, in connection with the evaluation and litigation exercise amounting to $0.6 million (net of tax recovery of $0.1 million) in relation to the dispute, currently in arbitration, respecting the payment owed to CAE resulting from the August 2002 sale of substantially all the assets of the sawmill division of its Forestry Systems division.

NOTE 7 – CAPITAL STOCK

	Nine months ended		Twelve months ended
	December 31, 2007		March 31, 2007
(Unaudited)	Number	Stated	Number	Stated
(amounts in millions, except number of shares)	of Shares	Value	of Shares	Value

Balance at beginning of period	251,960,449	$401.7	250,702,430	$389.0
Shares issued (a)	169,851	0.8	–	–
Stock options exercised	1,764,995	13.7	1,236,895	10.0
Transfer of contributed surplus upon exercise of stock options	–	2.1	–	2.5
Stock dividends	18,305	0.2	21,124	0.2

Balance at end of period	253,913,600	$418.5	251,960,449	$401.7

(a)	During the third quarter of fiscal 2008, the Company issued 169,851 common shares at a price of $4.71 per share for the fourth and final tranche payment for the purchase of the company now called CAE Professional Services (Canada) Inc.

CAE THIRD QUARTER REPORT 2008 | 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table provides the components of accumulated other comprehensive loss as disclosed in the consolidated balance sheets:

	Foreign			Accumulated
	Currency				Other
(Unaudited)	Translation	Cash Flow		Comprehensive
(amounts in millions)	Adjustment		Hedge		Loss

Foreign currency translation adjustment reclassification	$(87.7)		$–		$(87.7)
Transition adjustments – Financial instruments (Note 2)	–		(3.5)		(3.5)

Balance in accumulated other comprehensive loss
on April 1, 2007	$(87.7)		$(3.5)		$(91.2)
Details of other comprehensive income (loss):
Net change in (losses) gains	(96.9)		24.9		(72.0)
Income tax adjustment	0.6		(8.0)		(7.4)

Total other comprehensive loss for the nine months ended
December 31, 2007	$(96.3)		$16.9		$(79.4)

Balance in accumulated other comprehensive loss as at
December 31, 2007	$(184.0)		$13.4		$(170.6)

NOTE 9 – SUPPLEMENTARY INFORMATION

	Three months ended		Nine months ended
(Unaudited)	December 31			December 31
(amounts in millions)	2007	2006		2007	2006

Cash provided by (used in) non-cash working capital:
Accounts receivable	$3.6	$5.4		$(7.6)	$(25.5)
Inventories	(15.3)	5.5		(9.5)	(21.5)
Prepaid expenses	(7.9)	3.1		(7.8)	1.1
Income taxes recoverable	(8.2)	5.2		(21.1)	–
Accounts payable and accrued liabilities	(23.1)	6.9		(70.7)	3.9
Deposits on contracts	27.2	(8.0)		27.8	15.5

Changes in non-cash working capital	$(23.7)	$18.1		$(88.9)	$(26.5)

Supplemental cash flow disclosure:
Interest paid	$7.9	$8.4		$19.1	$14.8
Income taxes paid, net	$1.7	$(4.4)		$22.9	$2.3

Supplemental statement of earnings disclosure:
Foreign exchange gain (loss)	$3.4	$1.5		$(0.3)	$3.5

PROCEEDS FROM DISPOSAL OF DISCONTINUED OPERATIONS

The net cash outfl ows regarding the proceeds from disposal of discontinued operations, as reported in the Consolidated Statements of Cash Flows for the nine months ended December 31, 2006, are composed of a cash payment to L-3 in the amount of $10.2 million for the net working capital adjustment of the Marine Controls segment, offset, in part, by a cash receipt of $3.6 million from the sale of a portion of the aggregate land and building, which was previously classifi ed as being held for sale.

32 | CAE THIRD QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – GOVERNMENT COST SHARING

PROJECT PHOENIX

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate project as at December 31, 2007:

(Unaudited)	Three months ended December 31, 2007	Nine months ended December 31, 2007
(amounts in millions)

Outstanding contribution receivable, beginning of period	$28.9	$18.4
Contributions	16.7	45.8
Payments received	(23.9)	(42.5)

Outstanding contribution receivable, end of period	$21.7	$21.7

AGGREGATE INFORMATION ABOUT PROGRAMS

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

	Three months ended		Nine months ended
(Unaudited)	December 31			December 31
(amounts in millions)	2007	2006	2007	2006

Contributions credited to capitalized costs:
Project Phoenix	$5.4	$1.5	$16.4	$5.2
Previous programs	–	–	–	–
Contributions credited to income:
Project Phoenix	11.3	14.2	29.4	33.9
Previous programs	–	–	–	–

Total contributions:
Project Phoenix	$16.7	$15.7	$45.8	$39.1
Previous programs	–	–	–	–

Royalty expenses:
Project Phoenix	$ –	$–	$ –	$–
Previous programs	2.2	2.0	6.4	5.5

The Company recognizes a liability to repay these contributions when the conditions requiring such repayment are met. The repayment is refl ected in the consolidated statements of earnings when royalties become due. As at December 31, 2007, the Company’s recognized liabilities, in relation to future repayments of the aggregate R&D programs, amounted to $6.4 million.

NOTE 11 – EMPLOYEE FUTURE BENEFITS
The total benefit cost for the periods ended December 31 includes the following components:

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2007	2006	2007	2006

Current service cost	$2.1	$2.1	$6.3	$6.2
Interest cost on projected pension obligations	3.2	2.8	9.5	8.4
Expected return on plan assets	(3.2)	(2.8)	(9.4)	(8.2)
Amortization of net actuarial loss	0.5	0.6	1.6	1.6
Amortization of past service costs	0.2	0.1	0.4	0.4

Net pension expense	$2.8	$2.8	$8.4	$8.4

CAE THIRD QUARTER REPORT 2008 | 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

RESULTS BY SEGMENT

The profi tability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended December 31	Simulation Products		Training & Services			Total
(amounts in millions)	2007	2006	2007	2006	2007		2006

Civil
External revenue	$103.5	$92.1	$92.8	$83.1	$196.3		$175.2
Segment Operating Income	25.2	15.5	15.5	13.5	40.7		29.0
Depreciation and amortization
• Property, plant and equipment	1.2	1.5	11.3	10.1	12.5		11.6
• Intangible and other assets	0.4	0.8	1.2	1.7	1.6		2.5
Capital expenditures	1.2	0.9	14.1	32.5	15.3		33.4

Military
External revenue	$89.6	$105.2	$58.9	$50.8	$148.5		$156.0
Segment Operating Income	11.5	11.2	9.5	6.8	21.0		18.0
Depreciation and amortization
• Property, plant and equipment	1.5	1.6	1.3	1.1	2.8		2.7
• Intangible and other assets	1.5	0.3	1.1	0.6	2.6		0.9
Capital expenditures	1.5	1.5	4.3	7.8	5.8		9.3

Total
External revenue	$193.1	$197.3	$151.7	$133.9	$344.8		$331.2
Segment Operating Income	36.7	26.7	25.0	20.3	61.7		47.0
Depreciation and amortization
• Property, plant and equipment	2.7	3.1	12.6	11.2	15.3		14.3
• Intangible and other assets	1.9	1.1	2.3	2.3	4.2		3.4
Capital expenditures	2.7	2.4	18.4	40.3	21.1		42.7

34 | CAE THIRD QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

(Unaudited)
nine months ended December 31	Simulation Products		Training & Services			Total
(amounts in millions)	2007	2006	2007	2006	2007		2006

Civil
External revenue	$328.8	$250.5	$277.6	$245.2	$606.4		$495.7
Segment Operating Income	71.1	45.1	49.7	43.0	120.8		88.1
Depreciation and amortization
• Property, plant and equipment	3.5	4.2	33.4	28.4	36.9		32.6
• Intangible and other assets	1.6	2.3	5.7	4.7	7.3		7.0
Capital expenditures	3.4	12.6	120.2	80.4	123.6		93.0

Military
External revenue	$282.2	$265.3	$168.4	$152.4	$450.6		$417.7
Segment Operating Income	37.2	29.6	23.8	27.6	61.0		57.2
Depreciation and amortization
• Property, plant and equipment	4.4	4.7	4.2	3.1	8.6		7.8
• Intangible and other assets	3.3	1.7	2.1	1.9	5.4		3.6
Capital expenditures	5.2	3.7	12.4	27.6	17.6		31.3

Total
External revenue	$611.0	$515.8	$446.0	$397.6	$1,057.0		$913.4
Segment Operating Income	108.3	74.7	73.5	70.6	181.8		145.3
Depreciation and amortization
• Property, plant and equipment	7.9	8.9	37.6	31.5	45.5		40.4
• Intangible and other assets	4.9	4.0	7.8	6.6	12.7		10.6
Capital expenditures	8.6	16.3	132.6	108.0	141.2		124.3

EARNINGS BEFORE INTEREST AND INCOME TAXES

The following table provides reconciliation between total Segment Operating Income and earnings before interest and income taxes:

	Three months ended December 31		Nine months ended December 31
(Unaudited)
(amounts in millions)	2007	2006	2007	2006

Total Segment Operating Income	$61.7	$47.0	$181.8	$145.3
Restructuring charge	–	(2.3)	–	(2.7)
Other costs associated with the Restructuring Plan (a)	–	(0.5)	–	(6.5)

Earnings before interest and income taxes	$61.7	$44.2	$181.8	$136.1

(a)	In the past, the Company incurred costs, which were excluded from the determination of Segment Operating Income, related to the re-engineering of the Company’s business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related with the first phase of the ERP deployment have ended. Current costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will be included in the determination of Segment Operating Income.

CAE THIRD QUARTER REPORT 2008 | 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

ASSETS EMPLOYED BY SEGMENT

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, intangible assets, goodwill and other assets. Assets employed exclude cash, income taxes accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at December 31 2007	As at March 31 2007
(amounts in millions)

Simulation Products/Civil	$209.2	$188.0
Simulation Products/Military	295.3	251.2
Training & Services/Civil	969.7	973.8
Training & Services/Military	207.7	208.7

Total assets employed	$1,681.9	$1,621.7

Assets not included in assets employed	388.5	334.5

Total assets	$2,070.4	$1,956.2

GEOGRAPHIC INFORMATION

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

	Three months ended		Nine months ended
(Unaudited)	December 31		December 31
(amounts in millions)	2007	2006	2007	2006

Revenue from external customers
Canada	$11.7	$42.9	$78.2	$103.0
United States	104.8	100.1	323.7	276.8
United Kingdom	23.9	29.5	77.9	72.8
Germany	42.8	47.8	118.0	127.3
Netherlands	21.0	19.8	80.4	70.7
Other European countries	34.4	45.8	111.6	85.0
China	25.5	14.9	55.8	42.6
United Arab Emirates	19.6	4.4	44.0	24.1
Other Asian countries	24.4	3.4	61.0	49.3
Other countries	36.7	22.6	106.4	61.8

	$344.8	$331.2	$1,057.0	$913.4

(Unaudited)	As at December 31		As at March 31
(amounts in millions)		2007		2007

Property, plant and equipment, goodwill and intangible assets
Canada		$208.6		$145.5
United States		273.9		290.1
South America		55.3		55.5
United Kingdom		140.1		142.8
Spain		84.2		89.9
Germany		57.6		53.3
Netherlands		117.5		140.8
Other European countries		58.7		62.7
United Arab Emirates		63.5		72.8
Asia		47.3		44.1
Other countries		11.5		22.0

		$1,118.2		$1,119.5

36 | CAE THIRD QUARTER REPORT 2008

This report includes forward-looking statements about our markets, future fi nancial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions. We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will fi nd more information about the risks and uncertainties associated with our business in our 2007 annual report. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.